TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

GRANTING OF STOCK OPTIONS

For Immediate Release: June 29, 2006, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces that it has granted incentive stock options to a consultant of the Company to purchase up to 25,000 common shares at a price of $0.30 per share, exercisable for a period of five years from the date of granting.

The granting of the options is subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 7, 2005.

Dated at Richmond, British Columbia this 29th day of June, 2006.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky, and will continue to drill additional gas wells in Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We use words such as "anticipate," "believe," "expect," "future," "intend," "plan," and similar expressions to identify forward-looking statements. Forward-looking statements include, without limitation, our ability to increase income streams, to grow revenue and earnings, and to obtain additional cord blood banking revenue streams. These statements are only predictions and are subject to certain risks, uncertainties and assumptions, which are identified and described in the Company's public filings with the Securities and Exchange Commission.